Paloma Acquisition Corp I

535 Fifth Avenue, 4th Floor

New York, NY 10017

February 17, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ruairi Regan

RE:	Paloma Acquisition Corp I (the “Company”)
Registration Statement on Form S-1
(File No. 333-293083) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 13, 2026, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on February 17, 2026, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Anthony Zangrillo, of Greenberg Traurig, LLP, counsel to the Company, at (212) 801-9213, if you have any other questions or concerns regarding this matter.

[Signature page follows]

Very truly yours,

PALOMA ACQUISITION CORP I

By:	/s/ Anna Nahajki-Staples
Name:	Anna Nahajki-Staples
Title:	Chief Executive Officer